U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

General Form for Registration of Securities of Small
Business issuers Under Section 12(b) or 12(g) of the
Securities Act of 1934

GLOBAL AGRI-MED TECHNOLOGIES,INC.
(Name of Small Business Issuer in its Charter)

New Jersey	22-3720074
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or organization)	Identification No.)

400 Grove Street, Glen Rock New Jersey	07452
(Address of Principal Executive Offices)	(Zip Code)

(201) 445-7399
(Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

TABLE OF CONTENTS
PART I	PAGE #
ITEM 1. DESCRIPTION OF BUSINESS	3

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS	4
OR PLAN OF OPERATION

ITEM 3. DESCRIPTION OF PROPERTY	5

ITEM 4. SECURITY OWNERSHIP OF CERTAIN	6
BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,	7
PROMOTERS AND CONTROL PERSONS

ITEM 6. EXECUTIVE COMPENSATION	8

ITEM 7. CERTAIN RELATIONSHIPS AND	9
RELATED TRANSACTIONS

ITEM 8. DESCRIPTION OF SECURITIES	10

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE	11
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

ITEM 2. LEGAL PROCEEDINGS	12

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH	13
ACCOUNTANTS ON ACCOUNTANTS AND
FINANCIAL DISCLOSURE

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES	14

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS	15

PART F/S FINANCIAL STATEMENTS AND EXHIBITS	16

PART III INDEX TO EXHIBITS	26

Part I.

Item 1   DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT

GLOBAL AGRI-MED TECHNOLOGIES,INC. and   (hereinafter   referred  to  as "Registrant",  " GLOBAL",  or  "Company")  commenced  business  activities  as  a corporation  in 2000 and was  incorporated  on October 28, 1999, and was a wholly owned subsidiary of D-Lanz Development Group, Inc. from formation until May, 2000 when the Company was spun-off from its former parent.

BUSINESS OF ISSUER

The assets acquired from its former parent were an exclusive license to manufacture, market and sell a breast  abnormality  indicator ("BreastCare")  in Chile and Singapore. Due to a recent renegotiation of the relationship between the Registrant and Scantek Medical, Inc. the Registrant now holds rights in Chile and the United Kingdom.  This product, which has FDA marketing clearance in the United States, is presently manufactured in the United States by Scantek Medical, Inc. ("Scantek"), an OTCBB listed corporation that has recently announced increasing sales of its BreastCare product in Brazil.  The Registrant and Scantek are related parties in that Scantek has the right, as one provision of the Distribution Agreement with the Registrant, to demand issuance of either 20% of the then issued and outstanding common shares of the Registrant or 20% of the issued and outstanding common stock of certain subsidiaries that may be formed in the future by the registrant. In the event certain payments are not made by the Registrant as required in the Agreement, Scantek may choose not to proceed with the new Distribution Agreement, and the Registrant will be left solely with its original license structure based upon the territory of Chile alone.

The product is approximately six inches in diameter, one inch thick, circular non-woven fibrous pad covered on one side by temperature sensitive dots that change color is response to breast temperature. A hole in the center of each pad fits over the nipple and the test consists of two pads, worn inside the patient's bra for about fifteen minutes. After that time the pads are removed and a simple evaluation is made to determine whether the test is indicative of a breast abnormality or not.

The main competition for the Company's product is the mammogram and similar devices.  The Company has not yet applied for any governmental approval of its principal product in the territories of its exclusive license, but believes that since the product was approved for use in the United States that it will eventually be approved.  Currently, the Company does not have any manufacturing capacity or purchasers for its product, and will only begin to manufacture and market the product when and if the product is approved for sale in the licensed territories. Between 2000 and the date of this registration statement the Company has done little to exploit the license because of financial constraints and the lack of success of Scantek. The Company believes that Scantek's recent success has made exploitation of the license feasible.

Registrant's  principal  executive offices are at 400 Grove St., Glen Rock, NJ 07452. Telephone (201) 445-7399.

COMPETITION

Diagnostic screening procedures for the detection of breast cancer are presently dominated by clinical breast examination that is practiced by the patient's physician through physical palpitation of the breast and underlying tissues, and by radiation based means such as mammography performed by and interpreted primarily by radiologists.  In the United States while these are not direct competition in that BreastAlert is approved as an adjunct, or extra, testing means, mammography is so dominant and clinical breast examination so pervasive that BreastAlert sales potential is somewhat limited by that restriction. It is not clear whether the Company's concept will prove to be successful and whether the Company can develop this concept into an effective sales and marketing campaign.

At the present time, the Company expects to be a small player among the major mammography companies, and the screening centers that provide the mammograms.  There are numerous established cancer screening centers, virtually all of which are larger and better capitalized than the Company and/or have  greater  personnel  resources  and  technical  expertise.  In  view of the Company's combined extremely limited financial  resources and limited management availability,  the Company believes that it will continue to be at a significant competitive disadvantage compared to its competitors.  There can be no guarantee that the Company will ever generate substantial revenues or ever be profitable.

In the future the Registrant may face increased competition from other thermographic technologies that are in development, as well as from other diagnostic tests such as monoclonal antibodies that have been in development for many years.

EMPLOYEES

The Company employs two part time officers.

TRADE NAMES

The Company plans to use its Licensor's trademark BreastAlert in the Company's business, but has not yet done so. However, in the event the Company cannot protect its marks or does not have suitable protection for its marks, the business of the Company may be adversely affected.

FACILITIES

The Company  occupies  about one hundred square feet of office space in the offices of its President, Roger Fidler, at 400 Grove Street, Glen Rock, NJ 07452.  The Company pays no rent for use of this space.

RISK FACTORS

Limited Operating History; Lack of Sales.

The Company was organized on October 28, 1999, has extremely limited resources and has had no revenues.  The Company's activities to date have consisted of acquiring a the assets of its parent, a license to manufacture and sell the BreastAlert device, and recently the renegotiation of that agreement into a distribution agreementminority  interest in Frank  Lettau  Galleries,  Inc.  The Company's operations are subject to all the risks inherent in the establishment and operation of a new business enterprise. The Company has not achieved either revenue or profitability.

The  Company's prospects must be considered in light of the risks, expenses and  difficulties  frequently  encountered by companies in their early stages of growth,  which  include,  but  are  not  limited  to, limited access to capital, competing  against  companies with strong brand names and better capitalization, and  hiring  and  retaining  qualified  personnel.  To  address these risks, the Company  must,  among  other  things,  maintain  and increase its customer base, maintain  and  develop  relationships with suppliers and distributors, implement and  successfully  execute  its  business  and marketing strategies, continue to develop and expand its product line, provide superior customer service and order fulfillment,  respond  to  competitive  developments,  and  attract,  retain and motivate  qualified  personnel.  There can be no assurance that the Company will be  successful  in  addressing such risks, and the failure to do so could have a material  adverse  effect  on  the  Company's  business, financial condition and results  of  operations.

No Trading Market.

The common stock of the Company presently does not trade. It has been approved for trading in the Pink Sheets pursuant to an exemption from the more stringent requirements of the OTC Bulletin Board market because it did not has not yet become reporting under the Securities Act of 1934 and reach the stage of no comments with the staff of the United States Securities and Exchange Commission with respect to this filing.  It should be anticipated that in the event that trading commences in the Pink Sheets, there would be little liquidity.  Presently, there is no market for the Common Shares of the corporation and there is no assurance that such a market will develop, and if developed, continue.  Thus, holders of the Company's common stock may have difficulty in selling their shares in the event they desire to do so. (See "Description of Securities.")

Need for Additional Financing.

Since the Company has failed to produce a profit and has negative cash flow, and since the Company is required to make substantial payments to Scantek to maintain the exclusive distribution agreement, the Registrant will require additional capital.  There can be no assurance that the Company will be able to raise additional funds when needed, or if funds are available, on terms acceptable to the Company. Further, the cash requirements of the Company have been met by its President.  If the President fails to continue to supply such cash, the Company would be adversely affected.

Business Dependent Upon Key Employee.

The business of the Company is specialized.  The continued employment of Roger Fidler is critical to the Company's business.  There can be no assurance that the Company will be able to retain Mr. Fidler or other equally qualified individuals to run the affairs of the Company.  (See "Management") In the event that the services of Mr. Fidler are not available to the Company the Company will be materially and adversely affected.  See  "Business of the Company".

Competition.

Management is aware of many companies conducting businesses similar to the business of the Company.  These Companies have substantially greater capital resources, larger staffs and more sophisticated facilities than the Company. There can be no assurance that the Company will be able to compete successfully against this competition or that other companies will not enter the Company's markets and that they will be more successful than the Company.  (See "Business of the Company - Competition.")

No Cumulative Voting - Control by Roger Fidler

The Company's certificate of incorporation does not provide for cumulative voting.  Roger Fidler, President of the Company, owns approximately 84.5% of the issued and outstanding Shares and are able to elect all the directors.  More specifically, Roger Fidler, the President of the Company, controls the election of all directors and thus the Company.  (See "Principal Shareholders" and "Description of Securities.")

Dividends.

No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future.  If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's shareholders. (See "Business - Dividend Policy.")

Management Experience.

Roger Fidler is the originator of the Company's business concept and has run the Company since inception.  Mr. Fidler has experience primarily as an attorney, not an executive.  Since this business is relatively new, the experience of management is a critical component in the potential success of the business. (See "Management.") Mr. Fidler will need to hire additional management personnel if the Company is to grow and prosper.

Penny Stock Rules.

The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00  (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.

Possible Rule 144 Sales.

A total of 5,628,125 Shares were issued and outstanding as of the date of this report.  As of the date hereof 4,761,875 shares are restricted securities and may be sold in open market transactions in compliance with Rule 144 adopted under the Securities Act, which provides in pertinent part that each Officer, Director and affiliate, after holding the securities for two years, may sell every three months in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Shares or the amount of the average weekly trading volume, if any, during the four weeks preceding the sale.  Sales under Rule 144 may have a depressive effect on the price of the Common Shares in the over-the-counter market. (See "Principal Shareholders.")  Sales of Shares owned by insiders may have a depressive effect on the price of the Shares in the over-the-counter market. (See "Description of Securities.")

Continued Management Control, Limited Time Availability.

Management anticipates devoting up to twenty hours per month to the business of the Company.  The Company's two officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future.  The Company has not obtained key man life insurance on either of its officers or directors.  Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

Lack Of Diversification.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the art industry.  The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company is not engaged in the business of investing or trading in securities.  However, the Company may attempt to gain equity positions in other art related companies.  In the event the Company does conclude such transactions, which were to result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940.  In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OR PLAN OF OPERATION

Plan Of Operation

During 1997 the Company's parent acquired an exclusive license to manufacture, market and sell a breast abnormality indicator in Chile and Singapore.  A recent revision of that contract has changed the territories to Chile, and England, Wales and Scotland ("Great Britain"), but requires the Company to make certain payments by June 25, 2005.  Over the next twelve months the Company intends to begin a series of steps that hopefully will lead to the utilization of this exclusive distributorship.  The Company intends to apply for all (if any) approvals needed to begin sales of the Company's product in these countries, to arrange for one or more medical product distributors in these countries to carry the Company's product, and to set up offices in one or more of the countries in which the company holds exclusive rights. In order to accomplish these goals, the Company will be require additional funds to pay for the as of yet unascertained costs of setting up the marketing systems envisioned.  The minor administrative costs for the Company have been and will in all likelihood continue to be borne by the Company's President during 2005, until such time as the Company makes more active efforts to implement its marketing plans.

Item 3.  DESCRIPTION OF PROPERTY

The Company's President provides the Company with limited office space in his offices at no charge.

 Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 2004, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.

Name(2)	Number of Shares Owned	Percentage of shares owned

Roger Fidler(1)	4,761,875	84.6%
400 Grove St.
Glen Rock, NJ 07452

Officers and
Directors as
a Group of 1	4,761,875	84.6%

___________________________________

(1) Mr. Fidler disclaims beneficial ownership of 275,000 shares owned by his son, Bradley W. Fidler.

(2) Scantek Medical, Inc. has the right to acquire up to 20% of the issued and outstanding common shares of the Company at nominal cost pursuant to the terms of the Distribution Agreement.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Registrant submitted no matters to a vote of its security holders during its fiscal year ended December 31, 2004.

Item 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF REGISTRANT

Name	Age	Position

Roger Fidler	54	President, Chief Financial
		Officer and Sole Director
Wanda Billet	55	Secretary

Roger  Fidler.  Mr.  Fidler has been the sole  director,  President,  Chief Executive and Financial  Officer of the Company since inception.  He will serve until the next annual meeting scheduled for May, or until his successor is elected and  qualified.  Mr. Fidler has been engaged in the private  practice of law since 1983, specializing in corporate and securities law. Mr. Fidler was also President of PPA Technologies,  Inc., a private specialty  chemicals company from its inception in 1994 until 2000. Mr. Fidler has also been  President  of Health  Technologies  International,  Inc.,  a private medical device company, from 1994 to 1997.  Mr. Fidler has served on the Boards of Directors and as an officer of several publicly held corporations, including Diehl Graphsoft, Inc., D-Lanz Development Group, Inc., the Leonard Swindbourne Acquisition Corp., and numerous private companies, including Mann Hours, Inc. where he has been President and sole director since 2003. Mr. Fidler received a B.S. degree in Physics from Dickinson College, Carlisle, Pennsylvania in 1972; a Masters of Science degree from the University of Illinois at Champaign-Urbana, Illinois in 1974; and a Juris Doctor from the University of South Carolina in 1977 where he was a member of the Law Review.  He is a member of the bars of the United States Patent and Trademark Office, New Jersey, New York and the District of Columbia and has practiced before the federal and state courts in New York and New Jersey.

Wanda Billet.   Ms. Billet has been the corporate secretary since January 2004 and will continue to serve until her successor is elected and qualified. Ms. Billet is the wife of Roger Fidler, President of the Registrant. She has worked as an administrative assistant in Mr. Fidler's law practice since 1997. Prior to that, Ms. Billet was a medical technologist and worked in research and development, as well as other positions, for Quest Diagnostics, among others. She received her B.S. degree in medical technology from York College of Pennsylvania in 1972.

ITEM 6. EXECUTIVE COMPENSATION

No  compensation in excess of $100,000 was paid to any officer or director of the Company during the fiscal year ending December 31, 2004. No employment agreements bind any employee, officer or director of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 25, 2005 the Registrant entered into a new agreement, superseding the prior License Agreement and changing the territories to the United Kingdom and Chile.  In May, 2000, the Registrant acquired similar assets related to BreastCare from its parent as a prelude to a spin-off of those assets to the then existing shareholders of its parent.  Previously, the parent corporation had received an assignment of a license from Health Technologies International, Inc. ("HTI"), a private New Jersey corporation, in exchange for common stock.  The primary asset was an exclusive license to manufacture, market and sell a breast abnormality indicator in Chile and Singapore. The Registrant's new license allows it exclusive distributorships, the right to buy the product at a fixed price. HTI was a closely held corporation controlled by Mr. Fidler, who owned 93% of HTI's common stock.  Scantek Medical, Inc. now has the right to receive 20% of the issued and outstanding common stock of the Registrant pursuant to the terms of the either the distribution or license agreements either in the Registrant or in subsidiaries of the registrant.

 Item 8.  Description of Securities.

Our authorized capital stock is 40,000,000 shares of Common Stock, no par value per share and 10,000,000 shares of preferred Stock, no par value per share. As of September 30, 2004, we had issued 5,628,125 of our shares of Common Stock and no shares of Preferred Stock.  If exercised on the date of this report, Scantek would receive 1,407,031 common shares making 7,035,156 fully diluted issued and outstanding shares of common stock.

 As of December 31, 2004, there were no shares of common stock reserved for any option plan and hence no options have been granted or exercised.

 The following brief description of our common stock and preferred stock is subject in all respects to New Jersey law and to the provisions of our Articles of Incorporation, as amended (the "Articles") and our Bylaws, copies of which have been filed as exhibits to this registration statement.

COMMON STOCK

 Each share of our common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders.  Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors.  A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law.  Holders of our common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore.  Holders of shares of our common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor.  Upon our liquidation, dissolution or winding up, after payment to creditors, the holders of our common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to our common stockholders.  Our Bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting. Our common stock has no preemptive rights or no subscription, redemption or conversion privileges.

 Our Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of our common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of our existing shares of our common stock now issued and outstanding.

PREFERRED STOCK

 Under the Company's Certificate of Incorporation, the Board of Directors has the power, without further action by the stockholder, to designate the relative rights and preferences of the Company's preferred stock, when and if issued.  Such rights and preferences could include preferences, any of which may be dilutive of the interest of the holders of Common Stock.  The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of the Common Stock.

Dividends

 Holders of our preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore.  Holders of shares of our preferred stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore.

Conversion

 There are no convertible securities outstanding and no convertibility rights have been given to any class of Preferred Stock although the Board is empowered to create such rights.

Transfer Agent

 The transfer agent and registrar for our common stock is Interstate Transfer Agent, 874 E. 5900 South, Salt Lake City, Utah 84107.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There has been no market for the Registrant's Common Equity nor has there been any dividends paid from inception to the date of this report on the common equity of the Registrant's Common Equity, nor does the Registrant have any intention of paying such dividends in the forseeable future.  The Registrant has requested that a market be made in its common stock and has obtained the consent of the National Association of Securities Dealers, Inc. ("NASD") to allow the making of a market in said common stock in the over-the-counter market known as the "Pink Sheets."  Upon the filing of this report the Registrant hopes that such a market will develop.

As of December 31, 2004, there were  approximately  740 record holders of the Company's Common Stock.

ITEM 2. LEGAL PROCEEDINGS

There are no legal proceedings involving the company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not change accountants for the fiscal year ending 2004.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITES

The only sales of unregistered securities of the Registrant during the past three fiscal years were:

Common Stock

On October 1, 2003 Roger Fidler exchanged 1,379,375 shares for past due salary of $8,500.

On October 1, 2002 Roger Fidler exchanged 1,379,375 shares for past due salary of $6,000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

 The Company's By-Laws includes provisions to eliminate, to the full extent permitted by New Jersey General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages  arising from a breach of their fiduciary duties as directors.  The By-Laws also include provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of New Jersey, indemnify  any director or officer.  The Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes  are not in  violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

 Section 14A:3-5(2)(a) of the New Jersey Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

 Section 14A:3-5(3)of the New Jersey Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

 Section 14A:3-5(4) of the New Jersey Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section (2), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

 Section 14A:3-5(5) of the New Jersey Law states that any indemnification under subsections (2) and (3) of section 14A:3-5 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (2) and (3). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

 Section 14A:3-5(6) of the New Jersey Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 14A:3-5. Such expenses(including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

 Section 14A:3-5(8) of the New Jersey Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 14A:3-5 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

 Section 14A:3-5(9) of the New Jersey Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such   liability under the provisions of section 14A:3-5.

 Section 14A:3-5(2) of the New Jersey Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 14A:3-5 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

PART F/S FINANCIAL STATEMENTS

DRAKEFORD & DRAKEFORD, LLC
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY COMPANY

601 Jefferson Davis Hwy                                                                                                                                   Telephone: 770-575-0915
Fredericksburg, Va. 22408

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Audit Committee
Shareholders
Directors of Global Agri-Med Technologies, Inc.

We have audited the accompanying balance sheet of Global Agri-Med Technologies, Inc. (a development stage company)  as of December 31, 2004, and the related statements of operations, changes in shareholders' equity (deficiency), and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Agri-Med Technologies, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of approximately $296,748  for the period from inception of October 28, 1999 to December 31, 2004. At December 31, 2004, current liabilities exceed current assets by approximately $36,248, and total liabilities exceed total assets by approximately $16,248. These factors create substantial doubt about the Company's ability to continue as a going concern. The recovery of assets and continuation of future operations are dependent upon the Company's ability to obtain additional debt or equity financing and its ability to generate revenues sufficient to continue pursuing its business purposes (Note 1.)

/s/Drakeford & Drakeford, LLC
March 11, 2005
Royston, Georgia

GLOBAL AGRI-MED TECHNOLOGIES, INC.
(a development stage company)
BALANCE SHEET
DECEMBER 31, 2004

December 31, 2004
Assets
Current assets
Cash	$443
Total current assets	443

Other assets
License agreement	20,000
Total other assets	20,000
Total assets	$20,443

Liabilities

Current liabilities
Officer loan payable	36,691

Stockholders' equity
Preferred Stock authorized 10,000,000 shares, no par value each. At December 31, 2004 , there are no shares outstanding
Common Stock authorized 40,000,000 shares, no par value each. At December 31, 2004 there are 5,628,125 shares outstanding	273,000
Deficit accumulated during the development stage	(289,248)
Total stockholders' equity	(16,248)
Total liabilities and stockholders' equity	$20,443

See accompanying notes to financial statements

GLOBAL AGRI-MED TECHNOLOGIES, INC.
(a development stage company)
STATEMENT OF OPERATIONS

	For the year Ended December 31, 2004	For the year ended December 31, 2003	For the period from inception (October 28, 1999) to December 31, 2004

Revenue	$-0-	$-0-	$-0-

Costs of goods sold	-0-	-0-	-0-

Gross Profit	-0-	-0-	-0-

Operations
General and Administrative	14,862	1,795	39,748
Write down of license agreement
Value			232,500
Non-cash compensation-shares		8,500	24,500
of common stock issued
Depreciation and amortization	-0-	-0-	-0-
Total expense	$14,862	$10,295	$296,748

Net income (loss)	$(14,862)	$(10,295)	$(296,748)

Basic and diluted net loss	$(.00)	$(.00)
Per share

Basic and diluted weighted	5,628,125	5,628,125
average number of shares
outstanding

See accompanying notes to financial statements

GLOBAL AGRI-MED TECHNOLOGIES, INC.
(a development stage company)
STATEMENT OF CASH FLOWS

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the period from inception (October 28, 1999) To December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(14,862)	$(10,295)	$(296,748)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation- write off of impaired license agreement	-0-	-0-	232,500
Non cash expenses - shares of common stock issued as compensation		8,500	24,500
TOTAL CASH FLOWS FROM OPERATIONS	(14,862)	(1,795)	(39,748)

CASH FLOWS FROM FINANCING ACTIVITIES
Officer loan payable	14,600	2,500	44,191
Sale of stock			252,500
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES	14,600	2,500	296,691

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of license agreement			(252,500)
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	-0-	-0-	(252,500)

NET INCREASE (DECREASE) IN CASH	(262)	705	-0-
CASH BALANCE BEGINNING OF PERIOD	705	-0-	-0-
CASH BALANCE END OF PERIOD	$443	$705	$443

Non-cash payments	$-0-	$8,500	$20,500
Corporate income taxes	$-0-	$-0-	$-0-
Interest expense	$-0-	$-0-	$-0-

See accompanying notes to financial statements

GLOBAL AGRI-MED TECHNOLOGIES, INC.
(a development stage company)
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31. 2004

Date	Preferred Stock	Preferred Stock	Common Stock	Common Stock	Deficit accumulated during development stage	Total
April 1, 2000	-0-	$-0-	1,190,000	$252,500	$(43,049)	$209,451
Net loss	______	______	_______	_______	15,958	15,958
Balances December 31, 2000	-0-	$-0-	1,190,000	252,500	(27,091)	225,409

Issuance of shares as non-cash compensation			1,679,375	6,000		6,000
Net loss	______	______	_______	________	(6,000)	(6,000)
Balances December 31, 2001	-0-	$-0-	2,869,375	258,500	(33,091)	225,409

			1,379,375	6,000		6,000
Net loss	______	______	_______	________	(238,500)	(238,500)
Balances December 31, 2002	-0-	$-0-	4,248,750	264,500	(271,591)	(7,091)

Issuance of shares as non-cash compensation			1,379,375	8,500		8,500
Loss					(10,295)	(10,295)
Balance 12-31-2003	-0-	$-0-	5,628,125	$273,000	$(281,886)	$(8,886)

Net loss					(14,862)	(14,862)
Balance 12-31-2004	-0-	$-0-	5,628,125	$273,000	(296,748)	(23,748)

See accompanying notes to financial statements

GLOBAL AGRI-MED TECHNOLOGIES, INC.
(a development stage company)
PROFORMA NOTES TO FINANCIAL STATEMENTS
DECEMBER 31. 2004

Note 1 -  Organization of Company and Issuance of Common Stock

a. Creation of the Company

Global Agri-Med Technologies, Inc. (the  "Company") was formed on October 28, 1999, under the laws of the State of New Jersey. The Company may issue to 50,000,000 shares of which 40,000,000 are shares of common stock, no par value per share and 10,000,000 shares preferred stock, no par value per share.

b. Description of the Transaction

The Company entered into an agreement with D-Lanz Development Group, Inc. ("D-Lanz") on March 31, 2000, its former parent company, to transfer License rights to certain  patented technology to manufacture and market for the countries of Chile and Singapore a temperature sensing device and diagnostic direct reading,  digital device to screen the breast for abnormalities, including cancer. In consideration for this transfer, the Company issued to D-Lanz a total of 11,700,000 shares of common stock.

Note 2 - Summary of Significant Accounting Policies

a. Basis of Financial Statement Presentation

Continuing Operations

During the period required to develop the production facilities and marketing plans, the Company has required and will continue to require additional operating funds. The Company has suffered net losses and negative operating cash flows since inception. For the years ended December 31, 2003 and 2004, the Company had net losses from operations of $ 10,295 and $14,862 respectively.  The Company is in a negative working capital position at December 31, 2004 by $43,748.  Funding for its operations has been provided primarily by officer loans and  through the issuance of common stock.  For the period from January 1, 2000 through December 31,  2004, Mr. Fidler has provided additional funding to the Company totaling $44,191 in the form of officer loans. The ultimate success of the Company is dependent upon management's ability to manufacture and  market and sell these testing devices at levels sufficient to generate operating revenues in excess of expenses. From a financing standpoint, management's focus is on securing sufficient additional capital to build its operating, sales and marketing, and administrative infrastructure to levels needed to generate and support the operations of the Company. Failure to successfully raise this additional capital and achieve positive cash flows makes the Company's ability to continue as a going concern uncertain. While management believes that the Company will be successful in raising the additional capital and achieving profitable operations, no assurances can be given that the Company will be successful in obtaining additional capital or that such financing will be on terms favorable or acceptable to the Company.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Management's plans for future operations consist of developing its market share for its products through product awareness promotional campaigns and development of key distributor relationships for its products and services. The Company does not maintain retail outlets for its products. Rather, it plans to sell its products and services through distributors who, in turn, resell the Company's products through a variety of distribution channels, including medical doctors, testing facilities and, to a lesser extent, other distribution channels.

In order to provide reliable service to its distributors and customers, the Company must continue to develop and maintain favorable relationships with suppliers and members of its distribution channels.  The Company currently maintains a contract with one major supplier, which will not expire until the end of 2005, at the earliest. There are no assurances that management will be successful in its marketing plans or that favorable contracts will be negotiated with the major distributors and medical doctors.

The  financial  statements  presented at  consist of the   balance sheet of the Company as at December 31, 2004, and the related  statements of operations,  retained earnings and cash flows for the year ended December 31, 2003 and 2004.

Impairment of Long-lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  (SFAS 121), establishes accounting standards for the impairment of long-lived assets. The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that the asset will not be recoverable based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized and the asset's carrying value is reduced.  The carrying value of the license agreement was written down  by $232,500  from its purchase price of $252,500 reflecting the fact there is one year remaining in the life of the patent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash.

Sources of Supply

The Company is presently dependent upon one supplier of its product.  The Company does not believe that any other supplier ultimately could provide similar products on similar terms.  Hence, a disruption in the supply from the Company's existing vendor would adversely affect the ability of the Company to meet its customers' requirements.

Product Warranty

The product is warranted to be fit for the particular purpose intended. To date, no warranty costs have been incurred.

Revenue recognition

Revenue is recognized when products are shipped or services are rendered.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the underlying lease. Maintenance and repairs are expensed as incurred. Expenditures for major renewals, replacements and betterment's are capitalized.

 When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the respective accounts and any resulting gain or loss is recognized. :

                Estimated useful lives by class of assets are as follows:

                Computer equipment and software                                                 3 years
                Software development costs                                                           5  years
                Furniture and fixtures                                                                        7 years
                Leasehold improvements                              Lesser of useful life or lease term

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the income statement in the period of the income tax rate change. Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount expected to be realized in future years.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses included in selling, general and administrative expenses for years ended December 31, 2003 and 2004 were $-0- and $-0-, respectively.

Litigation

The Company is subject to litigation in the ordinary course of its business. Management believes that any potential liability thereto is not material to the Company's financial position and results of operations.

Fair Value of Financial Instruments

The values the Company presents for financial assets and liabilities as of December 31, 2004  (including cash and cash equivalents, accounts receivable, accounts payable, officer loans payable  and accrued expenses) approximate the fair market value of these assets and liabilities due to their short maturity. The fair value of notes payable approximates carrying value at of December 31, 2004.

Earnings per Share

In accordance with the provisions of SFAS No. 128, "Earnings Per Share," basic earnings per share is computed by dividing net income by the number of weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the number of weighted-average common shares outstanding.

Licensing Fees

The Company has entered into a technology licensing agreement with an unrelated third party. The agreement required a one-time fee which had been paid in 1997 by D-Lanz and a percentage of sales. Licensing fee expenses included in cost of test kits for the years ended December, 31 2003 and 2004, are approximately  $-0-  and $ -0-, respectively.

Note 3 -  Acquisition of License Rights

On September 30, 1997,  the D-Lanz  issued  6,448,606  shares of common stock to purchase from Health Technologies  International,  Inc. ("Health Tech") the rights to manufacture and market certain patented technologies.  The License has been valued at the historic cash  purchase  price of $252,500 paid by Health Tech for the manufacturing and marketing rights.

Health Tech entered into an agreement on August 15, 1996 with Scantek,  a Delaware  corporation located in Mountain Lakes, New Jersey for the licensing of certain patented technology to manufacture and market for the countries of Chile and Singapore.  The patented technology consists of a temperature sensing device and  diagnostic  direct  reading,  digital  device  to  screen  the  breast  for abnormalities, including cancer.

As a  result  of  the  acquisition,  the  Company  has  been  granted  an indivisible,  exclusive  right and license  within the  territories of Chile and Singapore  to  assemble,  use and sell the devices for a period  ending with the expiration of the applicable patents in these countries.

If the Company fails to achieve for a period of 12 consecutive months the minimum net sales of the devices with respect to each country,  Scantek may upon 30 days written  notice and at its option  either  terminate  this  agreement or delete the country from the Company's territories.  Minimum net sales as defined is based upon  market  penetration.  The size of the market in each of the three countries will be computed using official  government  census  information  from each country. The market is defined as the lesser of two pairs of the device for each women between the ages of 25 and 70 or such usage as may be  recommended by the relevant  medical  association  or government  agency in each country in the Territory.

 The  percentage of market  penetration  by year is as follows:

 Year                     Percentage of
                           Market Penetration

1998                               0%
1999                               1%
2000                               3%
2001                               4%
2002 and after              5%

This  schedule is based upon the  scheduled  delivery  of an  operational assembly line,  part of which will be installed in Scantek's  facility,  part of which will be install in the Company's facility. The above referenced years were adjusted to appropriate calendar years so as not to prejudice the Company's 365 day time period in which to achieve the graduated market penetration.

As of September 30, 1997, Health Tech has paid to Scantek a nonrefundable License Fees aggregating $252,500.

The  Company is  required  to pay a royalty  equal to 15% of Net Sales of Licensed Devices in the Territories during each contract year during the term of the agreement. The royalty paid, will in no instance be less than $1.00 per unit or a guaranteed minimum royalty payable as follows:

The first minimum  royalty  payment of $80,000 is not due until  December 31, 1998;  $200,000  for the year 1999;  $300,000 for the year 2000 and $400,000 for each year thereafter.

Royalties  are due and payable each quarter  either for the actual amount due or 25% of the minimum royalty payable for the year.

In the event  that at any time  during  the term of this  agreement,  the consumer price index in effect for the national government of the country of the territory  be  increased  by 10%  over  the  index  base  as of the  date of the agreement.  Then the minimum  royalty  payable and the minimum net sales for the year will be increased by 10%.

D-Lanz sold  to  Scantek   2,000,000   shares  of  common   stock, representing  20% of the  then total  issued  and  outstanding  common  shares of the Company as of the date of the agreement for the aggregate sum of $2,000 or $.001 per share.  Under no  circumstances  will  Scantek's  common  stock  position be diluted  to less than 15% of the  issued  and  outstanding  common  stock of the Company.  In the event  Scantek  will  receive,  at nominal  cost,  warrants  to purchase  sufficient shares of common stock to maintain its 20% ownership,  such warrants  will  allow the  purchase  of shares at $2.25 per share for five years from the date of the agreement.

The Company is  required  to arrange to purchase a turnkey  manufacturing line. Upon  completion of the line,  that portion of the line that  manufactures Sensors for the  licensed  devices  will be  installed  at the same  location as Scantek's own manufacturing  facility.  Scantek will operate that portion of the line  and to the  extent  of  the  lines  manufacturing  capacity,  deliver  the Company's  requirements  for Sensors to the Company's plant location F.O.B.  for cost plus 25%.  Scantek will maintain a purchase money security  interest in the sensors delivered pursuant to this agreement.

During  each  contract  year,  the Company is required to spend 5% of net sales during the immediately preceding year on advertising and promotion.

Upon  termination of this agreement,  the Company agrees that neither the Company's  officers,  directors,  principals nor its shareholders  will during a period of 5 years from the date of termination  manufacture  Sensors or purchase Sensors  manufactured  by any entity  other than Scantek for use in the licensed devices or any competing device or directly or indirectly  manage,  operation or control  of or be  connected  as an  officer,  director,  shareholder,  partner, consultant, owner, employee, agent, lender, donor, vendor, or otherwise, or have any  financial  interest  in or aid  assist  anyone  else in the  conduct of any competing entity which offers similar devices for sale.

The Company is required to maintain  product  liability  insurance with a limit of not less than $1,000,000.  All such terms have been waived by Scantek until such time as Scantek has recorded a net profit for a full fiscal year.

Note 4 - Related Party transactions

Issuance of Common Shares

Mr. Roger Fidler is both President of the Company and it's corporate attorney..

Lease Commitment

The Company  occupies office space rent free from Roger Fidler, President at 400 Grove Street, Glenn Rock, New Jersey.

Officer Salaries

Roger Fidler,  President, is to receive a minimal salary of $500 per month until such time as the Company enters into profitable operations.

Note 5 - Capital Stock

Common Stock

Agri-Med, was formed under the laws of the State of New Jersey on October 28, 1999 and is authorized to issue to 40,000,000 shares of common stock, no  par value and 10,000,000 shares of preferred stock, no par value.

Preferred Stock

The Company  is authorized to issue 10,000,000  shares of preferred  stock, no par value per share.  The board of directors of the Company is granted the power to  determine  by  resolution  from time to time the  power,  preferences, rights, qualifications, restrictions or limitations of the preferred stock.

At December 31, 2004, the number of preferred shares outstanding was -0-.

Issuance of Common Stock

On October 1, 2000, the Company authorized a 10 for 1 reverse split amending the number of shares of common stock from 11,900,000 to 1,190,000. All reference to the number of shares of common stock outstanding has been amended from inception to reflect this reverse split.

On October 1, 2001, the Company issued an  aggregate of 1,679,375 to Mr. Roger Fidler in consideration for compensation valued at $6,000.

On October 1, 2001, Mr. Roger Fidler gifted 300,000 shares of common stock to Bradley W. Fidler, a non affiliated child.

On October 1, 2002, the Company issued an  aggregate of 1,379,375 to Mr. Roger Fidler in consideration for compensation valued at $6,000.

On September 1, 2003, the Company issued an  aggregate of 1,379,375 to Mr. Roger Fidler in consideration for compensation valued at $8,500.

Note 6 - Income Taxes

The Company provides for the tax effects of transactions  reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences  between the basis of assets and liabilities for financial and income tax reporting.  The deferred tax assets and liabilities,  if any  represent  the  future tax  return  consequences  of those differences,  which will  either be taxable  or  deductible  when the assets and liabilities  are recovered or settled.  As of December 31, 2004, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's  financial  position  because the deferred tax asset related to the  Company's  net  operating  loss  carry  forward  and was fully  offset by a valuation allowance.

At December 31, 2004, the Company has net operating  loss carry forwards for income tax purposes of $296,748. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2020. The Company's utilization  of this carry  forward  against  future  taxable  income may become subject to an annual  limitation due to a cumulative  change in ownership of the Company of more than 50 percent.

The components of the net deferred tax asset as of  December 31, 2004 are as follows:

                  Deferred tax asset:
                  Net operating loss carry forward           $   296,748
                  Valuation allowance                                 $(296,748)
                                                                                         ----------
                  Net deferred tax asset                               $      -0-

SFAS No. 109 requires that a valuation  allowance be provided if it is more likely than not that some  portion or all of a deferred  tax asset will not be realized.  The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income.  Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 7 - Development Stage Company

 The Company is considered  to be a development  stage company with little operating history.  The Company is dependent upon the resources of the Company's management and its ability to raise or borrow  additional  funds to continue to exist.  The Company has purchased the License rights to  manufacture  and market certain patented  technologies from Scantek and will require additional funds to complete the process of building  manufacturing  facilities  and  implement  the Company's marketing program.

PART III

ITEM 1. INDEX TO EXHIBITS		Page #
(2)(A)	Certificate of Incorporation	26
(2)(B)	By-Laws	27
(3)	Specimen Common Stock Certificate	40
(12)(A)	Distribution Agreement Between Registran and Scantek Medical, Inc.	42
(12)(B)	License Agreement between Registrant and Scantek Medical, Inc.	69

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL AGRI-MED TECHNOLOGIES, INC.

BY: s/Roger L. Fidler
Roger L. Fidler
President, Chief
Financial Officer
and Director